

Coast Distribution
2003 Annual Report







Table of Contents

About the Company

The Coast Distribution System is one of North America's largest suppliers of parts and accessories to the recreational vehicle and boating industries. Coast supplies a broad line of products to parts and accessory supply stores, recreational vehicle and marine dealerships, chain stores and mass merchandisers. These products include towing equipment and hitches, appliances, electrical and plumbing items, marine electronics and safety equipment and various accessories and consumables.

The Company distributes its products to an active customer base of over 15,000 retailers through seventeen distribution centers located throughout the United States and Canada.

Headquartered in Morgan Hill, California, Coast employs approximately 400 people. The Company's shares are traded on the American Stock Exchange under the ticker symbol "CRV".

To Our Shareholders

Your company's sales increased 7% to $156.5 million in fiscal 2003, from $145.8 million in 2002. The Coast Distribution System generated income from operations of $5,297,000 for fiscal year 2003 as compared to $2,641,000 for fiscal year 2002. Coast achieved net income of $2,447,000, or $.53 per diluted share in 2003, as compared to net income of$1,087,000, or $.25 per diluted share in 2002, before the cumulative effect of an accounting change for goodwill impairment.

While we're pleased with our results during 2003, you can be assured that all of the Coast team is committed to continued improvement going forward. The entire Coast team should be commended for the effort they have put forth and for the results that they have achieved.

Sincerely,

Thomas R. McGuire
Chairman of the Board
Chief Executive Officer

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

General

In accordance with generally accepted accounting principles, as applied in the United States ("GAAP"), we record most of our assets at the lower of cost or fair value. In determining the fair value of some of our assets, principally accounts receivable, inventories and deferred income taxes, we must make judgments, estimates and assumptions regarding future events and circumstances that could affect the value of those assets, such as future economic conditions that will affect our ability to collect our accounts receivable or sell our inventories. Those judgments, estimates and assumptions are based on current information available to us at the time they are made. Many of those events and circumstances, however, are outside of our control and if changes in those events or circumstances subsequently occur, GAAP will require us to adjust the earlier estimates that are affected by those changes. Any resulting downward adjustments to our prior estimates of fair value are commonly referred to as "write-downs" of assets involved.

It is our practice to establish reserves or allowances against which we are able to charge any such downward adjustments or "write-downs" in fair value of such assets. Examples include reserves or allowances established for uncollectible accounts receivable (sometimes referred to as "bad debt reserves") and reserves for inventory obsolescence. The amount at which those reserves are established and maintained are based on historical experience and also on our assumptions and judgments about future circumstances, business trends and market and economic conditions. Such reserves or allowances are established, and such write-downs are effectuated, by charges to income or increases in expense in our statement of operations in the periods when those reserves or allowances are established or those write-downs are recorded. As a result, our judgments, estimates and assumptions about future events can and will affect not only the amounts at which we record these assets on our balance sheet, but also our results of operations.

Under GAAP, most businesses also must make estimates or judgments regarding the periods during which sales are recorded and also the amounts at which they are recorded. Those estimates and judgments will depend on such factors as the steps or actions that a business must take to complete a sale of products to or to perform services for a customer and the circumstances under which a customer would be entitled to return the products or reject or adjust the payment for the services rendered to it. Additionally, in the case of a company that grants its customers contractual rights to return products sold to them, GAAP requires that the company establish a reserve or allowance for product returns by means of a reduction in the amount at which its sales are recorded primarily based on the nature, extensiveness and duration of those rights and its historical return experience.

In making our estimates and assumptions we follow GAAP and accounting practices applicable to our business that we believe will enable us to make fair and consistent estimates of the fair value of those assets and establish adequate reserves or allowances. See "Consolidated Financial Statements — Report of Independent Certified Public Accountants" in Item 8 of this Report.

Set forth below is a summary of the accounting policies that we believe are material to an understanding of our financial condition and results of operations that are discussed below.

Revenue Recognition and the Allowance for Product Returns. We recognize revenue from the sale of a product upon its shipment to the customer. We provide our customers with limited rights of return. We establish an allowance for potential returns which reduce the amounts of our reported sales. We estimate the allowance based on historical experience with returns of like products and current economic and market conditions, which can affect the level at which customers submit product returns.

Accounts Receivable and the Allowance for Doubtful Accounts. In the normal course of our business we extend 30 day payment terms to our customers and, due to the seasonality of our business, during late fall and winter we grant extended payment terms to those of our customers that have good credit records. We regularly review our customers' accounts and estimate the amount of and establish an allowance for uncollectible amounts or "receivables" in each reporting period. The amount of the allowance is based on several factors, including the age of unpaid amounts, a review of significant past due accounts, and current economic trends and trends in our markets, which affect the ability of customers to keep their accounts current. Estimates of uncollectible amounts are reviewed each period to determine if the allowance should be increased, and any increases are recorded in the period they become known. For example, if the financial condition of the Company's customers or economic or market conditions were to deteriorate, adversely affecting the ability of customers to make payments, increases in the allowance may be required. Since the allowance is created by recording a charge which is included in, and therefore has the effect of increasing, selling, general and administrative expenses, an increase in the allowance will reduce income in the period when the increase is recorded.

Reserve for Excess, Slow-Moving and Obsolete Inventory. Inventories are valued at the lower of cost (first-in, first-out) or net realizable value and are reduced by an allowance for excess and slowing-moving or obsolete inventories. The amount of the allowance is determined on the basis of historical experience with different product lines, estimates concerning future economic and market conditions and estimates of future sales. If there is an economic downturn or a decline in sales, causing inventories of some product lines to accumulate, it may become necessary to increase the allowance. Other factors that can require increases in the allowance or inventory write downs are reductions in pricing or introduction of new or competitive products by manufacturers; however, due to the relative maturity of the markets in which the Company operates, usually these are not significant factors. Increases in this allowance also will cause a decline in operating results as such increases are effectuated by charges against income.

Allowance for Deferred Income Taxes. We record as a "deferred tax asset" on our balance sheet tax loss and tax credit carryforwards and tax deductions that can be applied in future periods, to the extent they are available to offset or reduce our future income tax liability. At December 31, 2003 the aggregate amount of that deferred tax asset was approximately $2.6 million. Under applicable federal and state income tax laws and regulations, tax loss and tax credit carryforwards and tax deductions will expire if not used within specified periods of time. Accordingly, the ability to use this deferred tax asset depends on our generating taxable income during those time periods. As a result, we establish a valuation allowance, which is applied as a reduction of the gross amount of that deferred tax asset, to take account of the possibility that we will not generate sufficient taxable income in the future to fully utilize this asset. In determining the amount of that allowance, we consider current operating and economic and market trends as they may affect the amounts and timing of future taxable income that we currently believe we can generate during the periods remaining prior to the expiration of the tax loss and tax credit carryforwards that are available to offset future income tax liability. Currently available evidence leads us to believe that it is more likely than not that we will be able to utilize the net deferred tax asset that is recorded in our financial statements. However, if due to future events or circumstances, such as an economic downturn that would adversely affect our operating results, we subsequently come to a different conclusion regarding our future taxable income and, hence, our ability to fully utilize this asset, we would increase the allowance and thereby reduce the amount at which we record the deferred tax asset. That reduction would be effectuated by an increase in the provision (or a reduction in the credit) for income taxes in our statement of operations, which would have the effect of causing a decline in our operating results.

Long-Lived Assets and Goodwill. Long-lived assets, such as property and equipment and goodwill and intangible assets, are reviewed for impairment when events or circumstances indicate that the carrying value of those assets may not be recoverable. Prior to fiscal 2002, in accordance with GAAP, we used estimated undiscounted future cash flows to determine if such an asset was impaired and would reduce its carrying value, by recording a charge against income, in the event that we determined that an impairment had occurred to the value of the asset. Effective for fiscal years beginning January 1, 2002, we are required to assess our goodwill for impairment, at least annually (or more frequently if circumstances indicate potential impairment), based on standards established by SFAS No. 142, by comparing the fair value of goodwill to its carrying amount. During fiscal 2002, we completed the two step transitional impairment test as required by SFAS No. 142 with respect to our intangible assets, including goodwill. Based on that test, we determined that goodwill had been impaired by $6.3 million. As a result, in accordance with SFAS No. 142, the Company recorded, in its statement of operations for the fiscal year ended December 31, 2002, a non-cash goodwill impairment charge in that amount as a cumulative effect of a change in accounting principle.

Foreign Currency Translation. The financial position and results of operations of our foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of each foreign subsidiary are translated into U.S. dollars at the rate of exchange in effect at the end of each reporting period. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the reporting period. Foreign currency translation gains and losses not impacting cash flows are credited to or charged against other comprehensive income (loss). Foreign currency translation gains and losses arising from cash transactions are credited to or charged against current earnings.

RESULTS OF OPERATIONS

Factors Generally Affecting Sales of RV and Boating Products

We believe that the Company is one the largest wholesale distributors of replacement parts, accessories and supplies for recreational vehicles ("RVs"), and boats in North America. Our sales are made to retail parts and supplies stores, service and repair establishments and new and used RV and boat dealers ("After-Market Customers"). Our sales are affected primarily by (i) usage of RVs and boats by the consumers to whom After-Market Customers sell our products, because such usage affects the consumers' needs for and purchases of replacement parts, repair services and supplies, and (ii) sales of new RVs and boats, because consumers often "accessorize" their RVs and boats at the time of purchase.

The usage and the purchase, by consumers, of RVs and boats depend, in large measure, upon the extent of discretionary income available to consumers and their confidence about economic conditions. As a result, recessionary conditions and increases in interest rates will lead to declines in the purchase and, to a lesser extent, in the usage, of RVs and boats. Weather conditions also affect the usage of RVs and boats. Additionally, shortages in the supply of gasoline and, depending on other economic conditions, increases in the prices of gasoline, also can lead to declines in the usage and purchases of RVs and boats. On the other hand we have found, at least since September 11, 2001, that usage and purchases of RVs also can be affected by geopolitical conditions. The events of September 11, 2001 appear to have resulted in a decrease in international travel and in plane travel and a concomitant increase in the usage of RVs. As a result, our sales and operating results can be, and in the past have been, affected by recessionary economic conditions, increases in interest rates, shortages in the supply and increases in the prices of gasoline, and unusually adverse weather conditions and geopolitical events, as well.

Overview of Fiscal 2003 Operating Results

During 2003, we generated operating income of $5,297,000, as compared to $2,641,000 in 2002, an improvement of nearly $2.7 million and income (before the cumulative effect of accounting change for goodwill impairment) of $2,447,000, or $0.53 per diluted share, as compared to income (before the cumulative effect of an accounting change for goodwill impairment) of $1,087,000, or $0.25 per diluted share, in fiscal 2002, an improvement of almost $1.4 million. Those improvements were the result of increases in net sales and improvements in our gross profit margin and a reduction in interest expense, which more than offset the increase in selling, general and administrative expenses.

As previously reported, we adopted SFAS 142, "Goodwill and Intangible Assets" effective as of January 1, 2002. We determined the amount of the non-cash goodwill impairment charge to be $6,325,000, or $1.44 per share. As a result of that charge, which has been reported as the cumulative effect of an accounting change, we had a net loss of $5,238,000, or $1.19 per diluted share, in 2002. This goodwill impairment charge did not affect the Company's tangible net worth or cash flow.

Net Sales. Net sales increased by $10,662,000 or 7.3 % in 2003 as compared to fiscal 2002. In fiscal 2002, sales increased by $10,858,000 or 8.1% as compared to 2001. We believe that these increases are due to a number of factors, including (i) relatively stable consumer confidence despite a weakened economy, which we believe is at least partially attributable to low market rates of interest, (ii) security concerns about foreign travel and travel by air which is causing an increase in purchases and usage of RVs, and (iii) our progress in implementing our inventory management and deployment program, which has enabled us to improve our service levels to our customers and, we believe, increase our share of RV After-Market sales.

Gross Margin. Our gross margin increased to 17.5% of net sales in 2003 from 15.9% in 2002. This increase was due to (i) a reduction in both freight in and freight out expenses which was largely a result of the implementation of our inventory management and deployment program, (ii) the continued strengthening of the Canadian dollar, which reduced our Canadian subsidiary's cost of sales, and (iii) a change in the mix of products sold to a higher proportion of higher margin products in 2003 as compared to 2002.

Our gross margin increased to 15.9% of net sales in 2002 from 14.2% in 2001. This increase was due to (i) an overall reduction in the prices that we paid for products purchased from our suppliers due to volume purchases, (ii) a reduction in freight-in costs, net of supplier allowances, associated with receiving product from our suppliers and redistributing it to our regional distribution centers, (iii) a reduction in warehouse labor costs as a percentage of net sales due to their relatively fixed nature of such costs as compared to our net sales, and (iv) a reduction in shipping costs as a percentage of net sales due to improved fill rates to our customers. These reductions are largely attributable to the completion of the implementation phase of our inventory management and deployment system.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were 14.1% of net sales in 2003 and 2002. In absolute dollars, these expenses increased by $1,526,000 in fiscal 2003 as compared to 2002. These increases were due primarily to increases in labor costs, both selling and administrative, as well as an increase in marketing costs. In 2002, selling, general and administrative ("SG&A") expenses declined in absolute dollars, by 7% or $1,483,000, as compared to 2001. This decrease was due primarily to our continuing cost containment efforts, including reductions in labor costs that resulted from reductions in both the number of employees and in salaries. Also contributing to the reduction in SG&A expenses was a reduction in marketing and computer expenses and the elimination of the amortization of goodwill resulting from the implementation of SFAS 142.

The majority of our corporate overhead costs are incurred in the United States. A portion of those costs are allocated to our foreign operations to the extent that they directly benefit from the expenses incurred.

Operating Income. The increase in operating income in 2003 as compared to 2002 was due to the combined effects of the increase in sales and gross margin, which more than offset the increase in selling, general and administrative expenses. The increase in operating income in 2002 was due to the combined effects of the increases in sales and gross margin and the reduction in SG&A expenses.

Other Income (Expense)

Interest Expense. Interest expense is the largest component of other income (expense). In 2003 interest expense decreased by $187,000 or 13% as compared to 2002. In 2002, interest expense decreased by $837,000 or 37% as compared to 2001. These decreases were the result of reductions in interest rates during 2002 and 2003, and, in 2002, a year over year reduction in average long-term borrowings outstanding that was made possible, in part, by inventory reductions that we were able to implement as a result of our new inventory management and deployment system.

Other Income. Other income in 2002 was attributable to the sale, to a manufacturer of RV parts, of manufacturing rights and equipment for and inventories of a line of proprietary products that we had been selling not only to our After-Market customers, but also to recreational vehicle manufacturers. That parts manufacturer has advised us that it intends to supply us with our After-Market requirements for those products in the future.

Income Taxes. Our effective income tax rate is affected by the amount of our expenses that are not deductible for income tax purposes and by varying tax rates on income generated by our foreign subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

We finance our working capital requirements for our operations primarily with borrowings under a long-term revolving credit facility from a bank and internally generated funds. Under the terms of the revolving credit facility, we may borrow up to the lesser of (i) $40,000,000 with seasonal reductions ranging from $30,000,000 to $35,000,000 between August 1 and February 28 of each year, or (ii) an amount equal to 80% of eligible accounts receivable and between 50% to 55% of eligible inventory. Interest on the revolving credit facility is payable at the bank's prime rate plus 0.75% or, at the Company's option but subject to certain limitations, at the bank's LIBOR rate, plus 2.5 percent.

At March 15, 2004, outstanding borrowings under the revolving credit facility totaled $33,000,000. Our bank borrowings are secured by substantially all of the Company's assets and rank senior in priority to other indebtedness of the Company.

Due to the nature of our business, our primary need for working capital is to finance our accounts receivable and our purchases of inventory. Typically we bill our customers on an open account basis with 2% 10 day, net 30-day terms. During late fall and winter, however, certain of our customers receive extended payment terms. We were able in late 2002 and 2003 to obtain similar extended payment terms from some of our suppliers, which reduced the amounts we had to borrow under our credit facility to make inventory purchases. There is no assurance that we will be able to obtain extended payment terms from our suppliers in the future. If we are unable to do so, it would require us to incur additional borrowings under our credit facility or could adversely affect our ability to timely pay our creditors and to purchase inventory. Also, in the event our customers delay their payments to us, our payments to our creditors would have to be funded with additional bank borrowings or would have to be delayed.

We generally use cash for, rather than generate cash from, operations in the first half of the year, because we build inventories, and accounts receivables increase, as our customers begin increasing their product purchases for the spring and summer selling seasons. See "Seasonality and Inflation" below.

In an effort to increase our service level to our customers and in anticipation of our annual winter selling show, we increased our inventories by $5,154,000 at December 31, 2003. As a result, net cash used in operating activities was $1,950,000 in 2003, as compared to $1,158,000 in 2002 and net cash provided by operations of $3,303,000 in 2001.

During 2002, we generated gross proceeds of $1,152,000 from the sale of manufacturing rights and equipment for one of our lines of proprietary products and we received $262,000 from the sale of an investment we had in an Australian company. During 2001, we received $2,669,000 from the sale of our Portland, Oregon distribution facility, which was relocated to a smaller, leased facility in nearby Wilsonville, Oregon.

Capital expenditures were $640,000 in 2003 as compared to $1,148,000 in 2002 and $324,000 in 2001. These expenditures were primarily for computer enhancements and the purchase of telephone and warehouse equipment.

Borrowings under our credit facility increased by $677,000 in 2003 and $1,254,000 in 2002 and decreased by $3,809,000 in 2001. As noted above, the proceeds from the additional credit facility borrowings in 2003 were used largely to increase product inventories. In 2001, we also repaid $1,333,000 in other long-term debt, the majority of which was owed on the mortgage of the Portland, Oregon distribution facility that we sold.

We lease our facilities and certain of our equipment under non-cancelable operating leases. In 2003, rent expense under all operating leases totaled approximately $3,602,000.

We do not expect any material changes in the uses or our needs for capital or in the sources of funds, and we anticipate that we will be able to fund our cash requirements with borrowings under our revolving credit facility and internally generated funds, during the current fiscal year ending December 31, 2004.

SEASONALITY AND INFLATION

Seasonality. Sales of recreational vehicle and boating parts, supplies and accessories are seasonal. We have significantly higher sales during the six-month period from April through September than we do during the remainder of the year. Because a substantial portion of the Company's expenses are fixed, operating income declines and the Company sometimes incurs losses and must rely more heavily on borrowings to fund operating requirements in months when sales are lower.

Inflation. Generally, we have been able to pass inflationary price increases on to our customers. However, inflation also may cause or may be accompanied by increases in gasoline prices and interest rates. Such increases, or even the prospect of increases in the price or shortages in the supply of gasoline, can adversely affect the purchase and usage of RVs and boats, which can result in a decline in the demand for our products.

CERTAIN FACTORS THAT COULD AFFECT FUTURE PERFORMANCE

Statements contained in this Annual Report that are not historical facts or that discuss our expectations regarding our future operations or future financial performance or trends in our business constitute "forward-looking statements." Forward-looking statements are estimates of future performance or our future financial condition or financial or market trends that are based upon current information and that are subject to a number of risks and uncertainties that could cause our actual operating results or our financial performance or condition in future periods to differ significantly from those expected at the current time. Those risks and uncertainties include, although they are not limited to, the following:

Our Business is Seasonal and is Subject to Various Economic and Climatic Influences. Our sales are affected directly by the purchase and usage levels of RVs and boats. The purchase and, in particular, the usage of RVs and boats, are affected by weather conditions. As a result, our sales and operating results ordinarily decline in the winter months and we usually incur losses in these periods of the year. Additionally, unusual weather conditions in a particular season, such as unusually cold weather in the spring or summer months, can cause period to period fluctuations in our sales and financial performance. Purchases and usage of RVs and boats also are affected by consumers' level of discretionary income and their confidence about economic conditions and changes in interest rates and in the availability and cost of gasoline. As a result, our sales and operating results can be, and in the past have been, adversely affected by the following:

- Loss of confidence among consumers regarding economic conditions and the onset of economic recessions, which affect the willingness of consumers to purchase and use their RVs and boats;

- Increases in interest rates which affect the availability and affordability of financing for RVs and boats;

- Shortages in the supply and increases in the costs of gasoline which affect the ability to use and the costs of using RVs and boats; and

- Unusually severe or extended winter weather conditions, which can reduce the usage of RV and boats for periods extending beyond the ordinary winter months or to regions that ordinarily encounter milder winter weather conditions.

These conditions also often lead to increased price competition in our markets which could force us to reduce our prices, thereby reducing sales revenue and our margins.

We have financed our growth primarily with and rely heavily on bank borrowings. We rely heavily on bank borrowings to fund our working capital requirements and capital expenditures. Our outstanding borrowings creates additional risks for our business.

Among other things, we may find it more difficult to obtain additional financing to fund expansion or take advantage of other business opportunities, and we use a substantial portion of our cash flow from operations to pay the principal and interest on our debt. Therefore, our existing debt makes us more vulnerable to general economic downturns and competitive pressures and the interest we have to pay on such debt impacts our operating results.

The Effects of Possible Changes in Supply Relationships in Our Markets. As is the customary practice in our markets, in most instances we do not have long term supply contracts with our product suppliers. As a result, product suppliers are free to change the terms on which they will sell us products or to discontinue supplying us with products altogether, because they may choose to distribute their products directly to after-market dealers or because they might choose to establish exclusive supply relationships with other distributors. Additionally, manufacturers of new RVs and boats may choose to incorporate optional equipment on their RVs and boats at the time of manufacture that, historically were provided to their dealers by distributors such as the Company. Any of these occurrences could result in increased competition in our markets or reduce the number of products we are able to offer our customers, which could cause our sales to decline and could result in lower margins.

Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on forward-looking statements contained in this Report, which speak only as of the date of this Annual Report. We also disclaim any obligation to update forward-looking information contained in this Report, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk with respect to financial instruments is primarily related to changes in interest rates with respect to borrowing activities, which may adversely affect our financial position, results of operations and cash flows. To a lesser degree, we are exposed to market risk from foreign currency fluctuations associated with our Canadian operations and our Canadian currency denominated debt. We do not use financial instruments for trading or other speculative purposes and are not party to any derivative financial instruments.

In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities. The fair value of borrowings under our revolving credit facility approximate the carrying value of such obligations. As of December 31, 2003, we had outstanding $23.7 million under our revolving credit facility.

We sometimes enter into forward exchange agreements to reduce the effect of foreign currency fluctuations on a portion of our inventory purchases in Canada for our Canadian operations. The gains and losses on these contracts are reflected in earnings in the period during which the transactions being hedged are recognized. We believe that these agreements do not subject us to significant market risk from exchange rate movements because the agreements offset gains and losses on the balances and transactions being hedged. As of December 31, 2003, there were no such agreements outstanding.

Approximately 14% of our debt is denominated in Canadian currency, which also exposes us to market risk associated with exchange rate movements. Historically, we have not used derivative financial instruments to manage our exposure to foreign currency rate fluctuations since the market risk associated with our foreign currency denominated debt has not been considered significant.

CONSOLIDATED BALANCE SHEETS

As of December 31,	2003	2002
	(dollars in thousands, except per share amounts)	
ASSETS		(as restated; see note N)
Current Assets		
Cash	$ 991	$ 1,996
Accounts receivable (less allowance for doubtful accounts of $981 in 2003 and $1,172 in 2002)	12,799	12,118
Inventories	41,352	36,198
Prepaid expenses	1,031	537
Deferred income taxes	2,609	2,782
Income tax refunds receivable	307	74
Total current assets	59,089	53,705
Property, Plant & Equipment	2,264	2,454
Other Assets		
Costs in excess of net assets of acquired businesses	—	68
Deferred income taxes	6	416
Other	742	629
Total Other Assets	748	1,113
	$ 62,101	$ 57,272
LIABILITIES		
Current Liabilities		
Accounts payable	$ 10,613	$ 10,909
Accrued liabilities	3,743	2,613
Current maturities of long-term obligations	48	62
Total current liabilities	14,404	13,584
Long-Term Obligations	23,799	23,140
Commitments	—	—
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value; authorized: 2,000,000 shares; none issued or outstanding:	—	—
Common stock, $.001 par value; authorized: 10,000,000 shares; 4,520,098 and 4,390,864 issued and outstanding as of December 31, 2003 and 2002, respectively	17,126	16,837
Accumulated other comprehensive earnings (loss)	73	(806)
Retained earnings	6,699	4,517
Total Stockholders Equity	23,898	20,548
	$ 62,101	$ 57,272

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2003	2002	2001
	(dollars in thousands, except per share amounts)		
		(as restated; see note N)	(as restated; see note N)
Net sales	$ 156,478	$ 145,816	$ 134,958
Cost of products sold (including distribution costs)	129,094	122,614	115,740
Gross margin	27,384	23,202	19,218
Selling, general and administrative expenses	22,087	20,561	22,044
Operating income (loss)	5,297	2,641	(2,826)
Equity in net earnings of affiliated companies	54	9	107
Other Income (expense)			
Interest expense	(1,269)	(1,456)	(2,293)
Other	108	684	1,319
Earnings (loss) before income taxes and cumulative effect of accounting change	4,190	1,878	(3,693)
Income tax provision (benefit)	1,743	791	(1,179)
Earnings (loss) before cumulative effect of accounting change	2,447	1,087	(2,514)
Cumulative effect of accounting change	—	(6,325)	—
Net earnings (loss)	$ 2,447	$ (5,238)	$ (2,514)
Basic earnings (loss) per share:			
Before cumulative effect of accounting change	$ .55	$ .25	$ (.58)
Cumulative effect of accounting change	—	(1.44)	—
Basic earnings (loss) per share	$ .55	$ (1.19)	$ (.58)
Diluted earnings (loss) per share:			
Before cumulative effect of accounting change	$ .53	$ .25	$ (.58)
Cumulative effect of accounting change	—	(1.44)	—
Diluted earnings (loss) per share	$ .53	$ (1.19)	$ (.58)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2003	2002	2001
		(dollars in thousands)	
		(as restated; see note N)	(as restated; see note N)
Cash flows from operating activities:			
Net earnings (loss)	$ 2,447	$ (5,238)	$ (2,514)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation	890	814	781
Amortization	54	100	589
Cumulative effect of accounting change	—	6,325	—
(Gain) loss from sale of property and equipment	4	17	(1,141)
Equity in net earnings of affiliated companies, net of distributions	(39)	6	(66)
Gain from sale of product line	—	(812)	—
Gain from termination of non-competition agreement	(121)	—	—
Loss from sale of investment	—	122	—
Deferred income taxes	583	633	(1,300)
Change in assets and liabilities:			
Accounts receivable	(681)	642	200
Inventory	(5,154)	(3,842)	987
Prepaids and income tax refunds receivable	(767)	(297)	1,484
Accounts payable	(296)	—	4,465
Accrued liabilites	1,130	372	(182)
	(5,768)	(3,125)	6,954
Net cash provided by (used in) operating activities	(1,950)	(1,158)	3,303
Cash flows from investing activities:			
Proceeds from sale of property and equipment	1	2	2,669
Proceeds from sale of product line	—	1,152	400
Proceeds from termination of non-competition agreement	175	—	—
Proceeds from sale of investment	—	262	—
Increase (decrease) in other assets	(90)	433	(226)
Capital expenditures	(640)	(1,148)	(324)
Net cash provided by (used in) investing activities	(554)	701	2,519
Cash flows from financing activities:			
Net borrowings (repayments) under notes payable and line-of-credit agreements	677	1,254	(3,809)
Proceeds from issuance of long-term debt	33	182	53
Repayments of long-term debt	(67)	(47)	(1,333)
Issuance of common stock under employee stock purchase and stock option plans	289	14	23
Redemption of redeemable preferred stock of subsidiary	—	—	(45)
Dividends paid	(265)	—	—
Net cash provided by (used in) financing activities	667	1,403	(5,111)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2003	2002	2001
		(dollars in thousands)	
		(as restated; see note N)	(as restated; see note N)
Effect of exchange rate changes on cash	832	49	(249)
Net increase (decrease) in cash	(1,005)	995	462
Cash beginning of year	1,996	1,001	539
Cash end of year	$ 991	$ 1,996	$ 1,001
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,233	$ 1,485	$ 2,188
Income taxes (refund)	761	155	(568)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Three Years Ended December 31, 2003	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(dollars in thousands)		
Balance at January 1, 2001 (as restated)	4,330,654	$ 16,800	$ 12,269	$ (650)	$ 28,419
Net loss for the year – (as restated)	—	—	(2,514)	—	(2,514)
Foreign currency translation adjustments	—	—	—	(318)	(318)
Comprehensive loss for the year (as restated)					(2,832)
Issuance of common stock under employee stock purchase plan	36,226	23	—	—	23
Balance at December 31, 2001 (as restated)	4,366,880	16,823	9,755	(968)	25,610
Net loss for the year (as restated)	—	—	(5,238)	—	(5,238)
Foreign currency translation adjustments	—	—	—	35	35
Cumulative translation adjustment associated with the sale of an investment	—	—	—	127	127
Comprehensive loss for the year (as restated)					(5,076)
Issuance of common stock under employee stock purchase plan	23,984	14	—	—	14
Balance at December 31, 2002 (as restated)	4,390,864	16,837	4,517	(806)	20,548
Net earnings for the year	—	—	2,447	—	2,447
Foreign currency translation adjustments	—	—	—	879	879
Comprehensive earnings for the year					3,326
Issuance of common stock under employee stock purchase plan	129,234	289	—	—	289
Dividends paid	—	—	(265)	—	(265)
Balance at December 31, 2003	4,520,098	$ 17,126	$ 6,699	$ 73	$ 23,898

The accompanying notes are an integral part of these statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

1. *Principles of Consolidation.* The Company consolidates the accounts of its wholly-owned subsidiaries, The Coast Distribution System (Canada) Inc. ("Coast Canada") and Eur-Asia Recreational Vehicle Accessories Taiwan Company. Investments in unconsolidated affiliates are accounted for by the equity method. All material intercompany transactions have been eliminated.

2. *Inventories.* Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or net realizable value. The Company regularly assesses the appropriateness of the inventory valuations with particular attention to obsolete, slow-moving and non-saleable inventory. Inventories consist primarily of replacement parts, supplies and accessories held for resale.

3. *Property, Plant and Equipment.* Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis. The estimated lives used in determining depreciation and amortization are:

Buildings and improvements	12 – 40 years
Warehouse and office equipment	5 – 7 years
Automobiles	3 – 5 years

Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Currently the amortization periods range from 5 to 15 years.

4. *Revenue Recognition.* Revenue from sales of products is recognized upon shipment. We provide our customers with a limited right of return. We establish an allowance for potential returns which reduce the amounts of our reported sales. We estimate the allowance based on historical experience with returns of like products and current economic data, which can affect the level at which customers submit product returns.

5. *Segment Reporting.* The Company has one operating segment which is the distribution of recreational vehicle and boating replacement parts, supplies and accessories. The Company distributes its recreational vehicle and boating products from 17 distribution centers located throughout the United States and Canada. No single customer accounted for 10% or more of the Company's revenues in 2003, 2002 or 2001.

6. *Intangible Assets.* Goodwill and other intangible assets primarily represent the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective as of January 1, 2002, the Company adopted SFAS 142 "Goodwill and Intangible Assets" pursuant to which we stopped amortizing goodwill and also performed the required transitional impairment test required by SFAS 142. This analysis resulted in an impairment write off of $6,325,000 which has been reported in the statement of operations for the fiscal year ended December 31, 2002 as a cumulative effect of accounting change. There was no tax benefit associated with this charge. Prior to 2002, the Company was amortizing its goodwill and other costs in excess of net assets of acquired businesses on a straight-line basis using periods ranging from four to thirty years. At December 31, 2003 and 2002, the accumulated amortization applicable to intangible assets was approximately $0 and $132,000 respectively.

7. Foreign Currency Translation. Exchange adjustments resulting from foreign currency transactions are generally recognized in net earnings, whereas adjustments resulting from the translation of financial statements are reflected as a separate component of stockholders' equity. Net foreign currency transaction gains or losses are not material in any of the years presented. The functional currency of the Company's Canadian subsidiary is

the Canadian dollar.

8. *Forward Exchange Contracts.* On a selective basis, the Company enters into forward exchange contracts to reduce the effect of foreign currency fluctuations on a portion of the inventory purchases of Coast Canada. The gains or losses on these contracts are included in earnings in the period when the related transactions being hedged are recognized. The contracts do not subject the Company to significant market risk from exchange rate movements because the contracts offset gains and losses on the balances and transactions being hedged. At December 31, 2003, there were no forward exchange contracts outstanding.

9. *Income Taxes.* The Company provides a deferred tax expense or benefit equal to the net change in the deferred tax liability or asset during the year. Deferred income taxes represent tax loss and credit carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates. A valuation allowance is provided against deferred tax assets when realization of the asset is not expected to occur.

10. *Use of Estimates.* In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. *Earnings per Share.* Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted average number of common and potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of the incremental common shares issuable upon on exercise of stock options (using the treasury stock method). Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

A total of 19,000 options in 2003, 665,000 options in 2002 and 659,000 options in 2001 were excluded from the computation of diluted earnings (loss) per share because either (i) the options' exercise price per share was greater than the average market price of the common shares, or (ii) the inclusion of the options would have been anti-dilutive because the Company experienced a net loss for the year.

12. *Reclassifications.* Certain reclassifications have been made to prior year amounts to conform with the current year presentations.

13. *Financial Instruments.* Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The amounts reported for cash, accounts receivable, short-term borrowings, accounts payable and accrued liabilities approximate the fair value due to their short maturities. As of December 31, 2003, the carrying value of long-term debt approximates the estimated fair value of long-term debt, based on the current rates offered to the Company for debt of the same remaining maturities.

14. *Accounts Receivable and the Allowance for Doubtful Accounts.* The majority of our accounts receivable are due from RV and boat dealers, supply stores and service centers. Credit is extended to a customer based on evaluation of its financial condition and, generally, collateral is not required. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. We regularly evaluate the allowance for doubtful accounts. Estimated losses are based on the aging of accounts receivable balances, a review of significant past due accounts, and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, whether due to deteriorating economic conditions generally or otherwise, resulting in an impairment of their ability to make payments, additional allowances would be required.

15. *Stock Based Compensation.* The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for stock based compensation. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements for stock-based awards to employees when the exercise price of the award is equal to or greater than the quoted market price on the date of the grant. Had compensation cost for the stock-based awards been determined based on fair value at the grant dates, consistent with the method prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below.

	2003	2002	2001
	(dollars in thousands, except per share amounts)		
Net earnings (loss) attributable to common shareholders		(as restated; see note N)	(as restated; see note N)
As reported	$ 2,447	$ (5,238)	$ (2,514)
Pro forma compensation expense	(63)	(79)	(99)
Pro forma net earnings (loss)	$ 2,384	$ (5,317)	$ (2,613)
Per share — Basic			
As reported	$ .55	$ (1.19)	$ (.58)
Pro forma compensation expense	(.02)	(.02)	(.02)
Pro forma net earnings (loss)	$ .53	$ (1.21)	$ (.60)
Per share — Diluted			
As reported	$ .53	$ (1.19)	$ (.58)
Pro forma compensation expense	(.02)	(.02)	(.02)
Pro forma net earnings (loss)	$ .51	$ (1.21)	$ (.60)

The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used: no expected dividend for 2003, 2002 or 2001; expected volatility of 68% in 2003,127% for 2002, and 111% for 2001; risk-free interest rates of 2.9% for 2003, 3.3% for 2002, and 4.8% for 2001; an expected forfeiture rate of 46% for 2003, 44% for 2002, and 33% for 2001; and expected lives of 5 years in 2003, 2002 and 2001.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" which amended SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require disclosure of the effects of a company's accounting policy with respect to stock-based compensation on reported earnings and earnings per share in both annual and interim financial statements. The transition and disclosure provisions of SFAS 148, which the Company has adopted, did not have a material impact on its results of operations or financial condition.

16. *Warranty Costs.* The Company does not independently warrant the products that it distributes. The manufacturers of the products distributed by the Company generally warrant the products and allow the Company to return defective products, including those that have been returned to the Company by its customers. Accordingly, the Company has not established a warranty reserve.

NOTE B: GOODWILL AND OTHER INTANGIBLE ASSETS

As of January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In accordance with SFAS 142, the Company has ceased amortizing goodwill recorded in past business combinations effective as of January 1, 2002. As a result, there is no charge for goodwill amortization expense contained in the Company's statements of operations for the years ended December 31, 2003 and 2002; whereas the Company's statement of operations for the year ended December 31, 2001 does contain charges for goodwill amortization expense.

SFAS 142 required that goodwill initially be tested for impairment by comparing the fair value of goodwill on a reporting unit basis to the carrying amount of the goodwill as of January 1, 2002. The Company performed the transitional impairment test and determined that the carrying amount of goodwill was in excess of the fair value of the Company's net assets. This has resulted in a transitional impairment loss of $6,325,000 which has been reported as a cumulative effect of a change in accounting principle in 2002. No tax benefits were recorded in connection with this goodwill impairment.

The following is the Company's disclosure of what reported net earnings (loss) and earnings (loss) per share before the cumulative effect of the accounting change would have been in all periods presented if the Company had accounted for goodwill consistent with the provisions of SFAS 142 for the year ended December 31, 2001.

For the Year Ended December 31,	2003	2002	2001
		(dollars in thousands)	
		(as restated; see note N)	(as restated; see note N)
Net earnings (loss) as reported	$ 2,447	$ 1,087	$ (2,514)
Amortization, net of tax	—	—	481
Adjusted net earnings (loss)	$ 2,447	$ 1,087	$ (2,033)
Basic earnings (loss) per share, as reported	$ .55	$ .25	$ (.58)
Change in amortization expense	—	—	.11
Adjusted basic earnings (loss) per share	$ .55	$ .25	$ (.47)
Diluted earnings (loss) per share, as reported	$ .53	$ .25	$ (.58)
Change in amortization expense	—	—	.11
Adjusted diluted earnings (loss) per share	$ .53	$ .25	$ (.47)

NOTE C: PROPERTY, PLANT AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2003	2002
	(dollars in thousands)	
Warehouse equipment	$ 4,196	$ 3,917
Office equipment	5,647	5,235
Leasehold improvements	896	831
Automobiles	72	49
	10,811	10,032
Less accumulated depreciation and amortization	8,547	7,578
	$ 2,264	$ 2,454

NOTE D: LONG-TERM OBLIGATIONS

Long-term obligations consist of the following at December 31:

	2003	2002
	(dollars in thousands)	
Secured notes payable to bank due May 31, 2005	$ 23,681	$ 23,004
Capital lease obligations	166	198
	23,847	23,202
Current portion	48	62
	$ 23,799	$ 23,140

Subsequent to 2004, annual maturities of long-term obligations (in thousands) are $20,541 in 2005, $3,236 in 2006, and $23 in 2007.

Secured Notes Payable to Bank

The secured notes payable to bank evidence borrowings under a revolving credit facility which is collateralized by substantially all of the Company's assets. During 2002, the Company amended its agreement with the bank, extending the expiration date on the revolving credit facility to May 2005. The Company may borrow up to the lesser of (i) $40,000,000 with seasonal reductions ranging from $30,000,000 to $35,000,000 each year, or (ii) an amount equal to 80% of the value of its eligible accounts receivable and between 50% and 55% of the value of its eligible inventory. Interest is payable at the bank's prime rate (4% at December 31, 2003) plus .75% or, at the Company's option but subject to certain limitations, borrowings will bear interest at the bank's LIBOR rate (1.4625% at December 31, 2003) plus 2.5%.

The loan agreement with the bank contains certain restrictive covenants. Included are covenants regarding profitability, minimum liquidity ratios, restrictions on investments, and limitations on indebtedness, on payment of dividends, and on mergers and consolidations. The Company is in compliance with all the covenants.

NOTE E: COMMITMENTS

Operating Leases. The Company leases its corporate offices, warehouse facilities, and data processing equipment. These leases are classified as operating leases as they do not meet the capitalization criteria of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The office and warehouse leases expire over the next ten years.

Minimum future rental commitments under non-cancelable operating leases as of December 31, 2003 are as follows:

Year Ending December 31,	Total
	(dollars in thousands)
2004	$ 3,000
2005	2,599
2006	2,591
2007	1,844
2008	1,563
Thereafter	3,099
	$ 14,696

Rent expense charged to operations amounted to (in thousands) $3,602 in 2003, $3,634 in 2002 and $3,449 in 2001.

NOTE F: STOCK OPTIONS AND STOCK PURCHASE PLANS

Stock Option Plans. The Company has in effect a 1999 Stock Incentive Plan ("the Plan"), which authorizes the issuance of options to purchase 300,000 shares of the Company's common stock to key management employees of the Company and members of the Company's Board of Directors. The Company also had in effect a 1993 Plan Stock Option Plan under which authorized the issuance of options to purchase up to 500,000 shares of common stock (the "1993 Plan"). Options to purchase a total of 403,833 shares of common stock granted under the Plan were outstanding at December 31, 2003. However, that Plan expired in 2003 and, as a consequence, no additional options may be granted under the 1993 Plan. There also remain outstanding options to purchase shares of common stock that were granted under stock option plans that expired prior to 2001.

A summary of the Company's stock option plans is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	665,000	$ 2.96	659,000	$ 3.11	699,500	$ 3.73
Granted	51,000	3.65	26,000	2.15	195,000	0.75
Exercised	(105,500)	(1.88)	—	—	—	—
Forfeited	(55,500)	(7.55)	(20,000)	7.13	(235,500)	2.99
Outstanding at end of year	555,000	$ 2.77	665,000	$ 2.96	659,000	$ 3.11
Exercisable at end of year	498,800	$ 2.72	588,390	$ 3.20	506,645	$ 3.66
Weighted average fair value per option granted	$ 2.14		$ 1.84		$ .62	

The following information applies to options outstanding at December 31, 2003:

Range	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Options Exercisable	Weighted Average Exercise Price
$0.63 – $3.50	409,000	$ 2.17	6	355,300	$ 2.02
$4.13 – $7.88	146,000	$ 4.48	3	143,500	$ 4.45
$0.63 – $7.88	555,000	$ 2.77	5	498,800	$ 2.72

Employee Stock Purchase Plans

The Company has in effect a 1997 Employee Stock Purchase Plan under which 400,000 shares of the Company's common stock have been reserved for issuance to all permanent employees who have met minimum employment criteria. Employees who do not own 5% or more of the outstanding shares are eligible to participate through payroll deductions.

At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period. The weighted average per share fair values of the awards were $0.61, $0.61, and $0.51 for the years ended December 31, 2003, 2002, and 2001. At December 31, 2003, 219,034 shares under this plan remain available for issuance in future offering periods.

NOTE G: EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan in which all full-time employees are eligible to participate beginning the first quarter following the completion of six months of employment. The plan allows participants to make pretax contributions and apply for and secure loans from their account. The plan provides for the Company to make discretionary contributions to be determined annually. The Company has not contributed to this plan in any of the last three years.

NOTE H: FOREIGN OPERATIONS

A summary of the Company's operations by geographic area for the years ended of December 31, is presented below:

	2003	2002	2001
		(dollars in thousands)	
		(as restated; see note N)	(as restated; see note N)
Sales to external customers			
United States	$128,441	$121,548	$112,377
Canada	28,002	24,229	22,548
Other	34	39	33
Operating margin			
United States	$ 3,971	$ 2,281	$ (3,336)
Canada	1,222	180	197
Other	104	180	313
Identifiable assets			
United States	$ 50,960	$ 47,914	$ 51,323
Canada	10,024	8,301	8,199
Other	1,117	1,057	949

NOTE I: INCOME TAXES

Pretax income (loss), before the cumulative effect of accounting change, for the years ending December 31 was taxed under the following jurisdictions:

	2003	2002	2001
		(dollars in thousands)	
Domestic	$ 3,126	$ 1,765	$ (3,884)
Foreign	1,064	113	191
	$ 4,190	$ 1,878	$ (3,693)

The provision (benefit) for income taxes is summarized as follows for the year ended December 31:

	2003	2002	2001
		(dollars in thousands)	
		(as restated; see note N)	(as restated; see note N)
Current:			
Federal	$ 554	$ 67	$ 32
State	178	49	82
Foreign	429	42	7
	$ 1,161	$ 158	$ 121

Deferred:			
Federal	$ 579	$ 592	$ (1,150)
State	46	44	(148)
Foreign	(43)	(3)	(2)
	$ 582	$ 633	$ (1,300)
Income tax provision (benefit)	$ 1,743	$ 791	$ (1,179)

The total operating loss carryforwards available for state income tax purposes at December 31, 2003 were $3,478,000. The earliest carryforwards begin to expire in 2005.

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2003	2002
	(dollars in thousands)	
		(as restated; see note N)
Deferred tax assets		
Inventory	$ 1,999	$ 1,709
Bad debt provision	286	260
Property, plant and equipment	62	71
Loss carryforwards	250	1,206
Other	154	165
Gross deferred tax assets	2,751	3,411
Less valuation allowance	—	(70)
	$ 2,751	$ 3,341
Deferred tax liabilities		
Investment in affiliates	$ —	$ —
Property, plant and equipment	(136)	(143)
Gross deferred tax liabilities	(136)	(143)
Net deferred tax assets	$ 2,615	$ 3,198

A reconciliation between actual tax expense (benefit) for the year and expected tax expense (benefit) is as follows:

	2003	2002	2001
		(dollars in thousands)	
		(as restated; see note N)	(as restated; see note N)
Earnings (loss) before income taxes and cumulative effect of accounting change	$ 4,190	$ 1,878	$ (3,693)
Expected income tax expense (benefit) at 34%	1,425	638	(1,256)
Difference in rates on earnings (loss) of foreign operations	23	22	(15)
Goodwill amortization and other nondeductible expenses	60	60	187
State taxes (net of federal benefit)	235	174	(111)
Change in valuation allowance	(70)	(50)	45
Exclusion of earnings of foreign affiliates	(3)	(51)	(18)
Other	73	(2)	(11)
Income tax provision (benefit)	$ 1,743	$ 791	$ (1,179)

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries or foreign joint ventures as they have been and will continue to be reinvested. Where it is contemplated that earnings will not be reinvested, the Company believes U.S. foreign tax credits would largely eliminate any U.S. tax.

NOTE J: EARNINGS PER SHARE

For the Year Ended December 31,	2003	2002	2001
		(dollars in thousands)	
Numerator:		(as restated; see note N)	(as restated; see note N)
Net earning (loss)	$ 2,447	$ (5,238)	$ (2,514)
Denominator:			
Weighted average shares outstanding	4,436	4,387	4,360
Dilutive effect of stock options	199	—	—
Denominator for diluted earnings (loss) per share	4,635	4,387	4,360

NOTE K: ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31:	2003	2002
	(dollars in thousands)	
Payroll and related benefits	$ 998	$ 769
Rent	404	361
Income and other taxes	852	326
Other	1,489	1,157
	$ 3,743	$ 2,613

NOTE L: SIGNIFICANT CONCENTRATIONS

The Company's ability to satisfy demand for its products may be limited by the availability of those products from the Company's suppliers. In 1995 the Company entered into a multi-year supply agreement with Airxcel, Inc. (formerly Recreational Vehicle Products, Inc.), which manufactures air conditioners under the Coleman® brand name. Airxcel is the Company's principal supplier of these products, the sales of which accounted for approximately 10%, 11% and 11% of the Company's net sales in 2003, 2002, and 2001, respectively.

NOTE M: OTHER INCOME

Other income in 2002 was attributable to the sale, to a manufacturer of RV parts, of manufacturing rights and equipment for and inventories of a line of proprietary products that we had been selling not only to our After-Market customers, but also to recreational vehicle manufacturers. The sales price, net of selling expenses, was $1,152,000.

Other income in 2001 was primarily attributable to the sale of the real property where our distribution center in Portland, Oregon was located. The sales price of this property, net of selling expenses, was $2,667,000.

NOTE N: PRIOR PERIOD ADJUSTMENTS

The Company has restated its previously issued 2002 and 2001 financial statements to reflect adjustments principally related to the recording of deferred income taxes on intercompany transfers of assets. The Company did not record the deferral of income taxes paid on intercompany profits attributable to sales of assets (principally product inventories) within the consolidated group of companies. This restatement increased previously reported retained earnings as of January 1, 2001 by $254,000 and adjusted previously reported results of operations as follows:

	2002	2001
	(in thousands, except per share data)	
Earnings (loss) before cumulative effect of accounting change:		
As previously reported	$ 1,063	$ (2,495)
As restated	1,087	(2,514)
Net loss:		
As previously reported	$ (5,262)	$ (2,495)
As restated	(5,238)	(2,514)
Basic and diluted earnings (loss) per share before cumulative effect of accounting change:		
As previously reported	$ .24	$ (.57)
As restated	.25	(.58)
Basic and diluted earnings (loss) per share:		
As previously reported	$ 1.20)	$ (.57)
As restated	(1.19)	(.58)
Retained earnings at end of period:		
As previously reported	$ 4,258	$ 9,520
As restated	4,517	9,755

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders of The Coast Distribution System, Inc.

We have audited the accompanying consolidated balance sheets of The Coast Distribution System, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note N to the consolidated financial statements, the Company has restated its 2002 and 2001 financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Coast Distribution System, Inc. and Subsidiaries as of December 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II of The Coast Distribution System, Inc. and Subsidiaries for each of the three years in the period ended December 31, 2003. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

Grant Thornton LLP

San Jose, California
February 27, 2004

The Company's shares of common stock are listed and trade on the American Stock Exchange under the trading symbol "CRV."

The following table sets forth for the calendar quarters indicated the range of the high and low sales prices per share of the Company's common stock on the American Stock Exchange

	High	Low
2003: First Quarter	$ 2.39	$ 1.65
Second Quarter	3.60	1.66
Third Quarter	5.73	3.16
Fourth Quarter	6.82	4.71
2002: First Quarter	$ 1.75	$ 0.57
Second Quarter	3.99	1.40
Third Quarter	2.99	1.56
Fourth Quarter	2.39	1.40

On March 11, 2004 the closing price per share of the Company's common stock on the American Stock Exchange was $6.72 and there were approximately 900 holders of record of the Company's common stock.

DIVIDEND POLICY

In March 2004, the Company's Board of Directors declared a $0.06 per share cash dividend that is to be paid on April 23, 2004 to stockholders of record as of April 9, 2004. A cash dividend of $0.06 per share also was paid to the Company's stockholders in April 2003. Whether or not dividends will be paid in the future will depend on a number of factors, the most important of which are the earnings we are able to generate, cash flow from operations and the cash requirements of our business. Additionally, the payment of dividends in the future will require the prior approval of the Company's bank lender. Consequently, there is no assurance that we will pay dividends in the future.

TRANSFER AGENT / REGISTRAR
U.S. Stock Transfer Corporation
Glendale, California

Form 10-K

Upon request by any shareholder to the secretary of The Coast Distribution System Inc, 350 Woodview Ave., Morgan Hill, CA 95037, a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge.

The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company's submission on Form 10-K. The address of the SEC's World Wide Website is http://www.sec.gov.

SUMMARY OF QUARTERLY RESULTS

(Unaudited)	QUARTER ENDED March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(dollars in thousands, except per share data)			
	(as restated; see note N)	(as restated; see note N)	(as restated; see note N)	
Revenues	$ 40,631	$ 47,530	$ 42,792	$ 25,525
Gross profit	7,458	9,429	7,365	3,132
Net earnings (loss)	836	1,620	758	(767)
Net earnings (loss) per share—diluted	$ 0.19	$ 0.35	$ 0.16	$ (0.16)

(Unaudited)	QUARTER ENDED March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(dollars in thousands, except per share data)			
	(as restated; see note N)			
Revenues	$ 38,197	$ 44,885	$ 39,514	$ 23,220
Gross profit	7,124	7,082	6,613	2,383
Net earnings (loss)	(5,581) (1)	609	418	(684)
Net earnings (loss) per share—diluted	$ (1.26) (1)	$ 0.14	$ 0.09	$ (0.15)

(1) Includes the transitional goodwill charge of $6.3 million in fiscal 2002, which in accordance with SFAS 142 was required to be recorded in the first quarter of that year. See Note B to the Company's Consolidated Financial Statements.

SELECTED FINANCIAL DATA

The selected consolidated operating data set forth below for the fiscal years ended December 31, 2003, 2002 and 2001, and the selected consolidated balance sheet data at December 31, 2003 and 2002, are derived from the Company's audited financial statements included elsewhere in this Report and should be read in conjunction with those financial statements. The selected consolidated operating data for the fiscal years ended December 31, 2000 and 1999, and the selected consolidated balance sheet data at December 31, 2001, 2000 and 1999, are derived from audited financial statements which are not included in this Report.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
		(in thousands, except per share data)			
Operating Data:		(as restated)(1)	(as restated)(1)		
Net sales	$ 156,478	$ 145,816	$ 134,958	$ 147,491	$ 154,800
Cost of sales (including distrib. costs)	129,094	122,614	115,740	125,426	128,804
Gross margin	27,384	23,202	19,218	22,065	25,996
Selling, general and admin. expenses	22,087	20,561	22,044	24,302	23,140
Operating income (loss)	5,297	2,641	(2,826)	(2,237)	2,856
Equity in net earnings of affilliated companies	54	9	107	50	76
Other income (expense)					
Interest expense	(1,269)	(1,456)	(2,293)	(3,006)	(2,371)
Other	108	684	1,319	1,202	(15)
Earnings (loss) before income taxes and cumulative effect of accounting change	4,190	1,878	(3,693)	(3,991)	546
Income tax provision (benefit)	1,743	791	(1,179)	(1,150)	536
Earnings (loss) before cumulative effect of accounting change	2,447	1,087	(2,514)	(2,841)	10
Cumulative effect of accounting change (2)	—	(6,325)	—	—	—
Net earnings (loss)	$ 2,447	$ (5,238)	$ (2,514)	$ (2,841)	$ 10
Net earnings (loss) per share-diluted before cumulative effect of accounting change (3)	$ 0.53	$ 0.25	$ (0.58)	$ (0.66)	$ 0.00
Cumulative effect of accounting change (2)	—	(1.44)	—	—	—
Net earnings (loss) per share-diluted	$ 0.53	$ (1.19)	$ (0.58)	$ (0.66)	$ 0.00
Shares used in computation of net earnings (loss) per share	4,635	4,387	4,360	4,324	4,641

	Year Ended December 31,				
Balance Sheet Data	2003	2002	2001	2000	1999
		(dollars in thousands)			
		(as restated)(1)	(as restated)(1)		
Working capital	$ 44,685	$ 40,121	$ 35,462	$ 39,948	$ 45,653
Total assets	62,101	57,272	60,471	63,890	69,687
Long-term obligations (4)	23,799	23,140	21,785	25,140	28,105
Stockholders' equity	23,898	20,548	25,610	28,165	31,243

(1) See Note N to the Company's Consolidated Financial Statements.

(2) See Note B to the Company's Consolidated Financial Statements.

(3) See Note J to the Company's Consolidated Financial Statements.

(4) Exclusive of current portion. For additional information regarding long-term obligations, see Note D to the Company's Consolidated Financial Statements.

BOARD OF DIRECTORS

Thomas R. McGuire
Chairman of the Board
The Coast Distribution System, Inc.

Ben A. Frydman
Attorney-at-Law
Stradling, Yocca,
Carlson & Rauth

Robert S. Throop
Retired,
Chairman of the Board and
Chief Executive Officer
Anthem Electronics, Inc.

John W. Casey
Retired,
President and
Chief Executive Officer
Shurflo Pump
Manufacturing Company

Leonard P. Danna
Certified Public Accountant
Vavrinek, Trine, Day & Co., LLP

OFFICERS

Thomas R. McGuire
Chairman of the Board
Chief Executive Officer

David A. Berger
Executive Vice President

Dennis A. Castagnola
Executive Vice President

Sandra A. Knell
Executive Vice President
Chief Financial Officer
Corporate Secretary

Stephan Lussier
President
The Coast Distribution
System (Canada) Inc.









The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, California 95037
408-782-6686